This Free Writing Prospectus Is Subject to Completion

Free Writing Prospectus (To Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 Dated January 29, 2010

BARCLAYS

US$[            ]

STEP-UP FIXED RATE CALLABLE NOTES DUE FEBRUARY —, 2025

Principal Amount: US$ Issuer: Barclays Bank PLC

(Rated AA–/Aa3)*

Issue Price: 100% Series: Medium-Term Notes, Series A

Original Issue Date: February —, 2010 Principal Payment at Maturity: 100%, subject to the creditworthiness of the Issuer.

Interest Rate Type: Step-Up Fixed Rate Original Trade Date: February __, 2010

Maturity Date: February __, 2025, subject to Early Redemption at the Option of the Company (as set forth below). CUSIP:

ISIN:

Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter. Business Day: ☒ New York

☒ London

☐ Euro

☐ Other (            )

Interest Rate: From and including February __, 2010, to but excluding February __, 2015: the Initial Rate

From and including February __, 2015, to but excluding February __, 2020: the Initial Rate plus 0.25%

From and including February __, 2020, to but excluding February __, 2025: the Initial Rate plus 1.25%

Initial Rate: At least 5.00% (the actual Initial Rate will be determined on the Original Trade Date)

Interest Payment Dates: ☐ Monthly, ☐ Quarterly, ☒ Semi-Annually, ☐ Annually,

payable in arrears on February             and August             of each year, commencing on August __, 2010 and ending on the Maturity Date or the Early Redemption Date, if applicable.

Business Day Convention: Following, Unadjusted Day Count Convention: 30/360

Early Redemption at the Option of the Company: We may redeem your Notes, in whole but not in part, on any Interest Payment Date commencing on February __, 2011 provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price If we exercise our redemption option, you will receive on the Early Redemption Date a Redemption Price equal to 100% of the principal amount of the Notes, together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Settlement: DTC; Book-entry; Transferable.

Listing: The Notes will be not listed on any U.S. securities exchange or quotation system.

Price to Public Underwriters’ Commission (1) Proceeds to Barclays Bank PLC

Per Note 100.00% 1.75% 98.25%

Total $ $ $

(1) Barclays Capital Inc. (“Barclays Capital”) and Merrill Lynch, Pierce, Fenner, Smith & Incorporated (“MLPF&S” and together with Barclays, the “Underwriters”)) will receive commissions from the Issuer equal to 1.75% of the principal amount of the Notes, or $17.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Barclays Capital BofA Merrill Lynch

1 For further information regarding the ratings assigned to the Medium-Term Notes Program, Series A, see “Program Credit Rating” below.

The information in this free writing prospectus is not complete and may be changed.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1-10257.

Alternatively, Barclays Bank PLC or any underwriter or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling MLPF&S toll free at 1-866-500-5408 or Barclays Capital toll free at: 1-888-227-2275 (Extension 3430). A copy of the prospectus may also be obtained from Barclays Capital Inc., 745 Seventh Avenue, Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable Underwriter. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Program is rated AA– by Standard & Poor’s Rating Services (“S&P”), and the Notes are expected to carry the same S&P rating as the Program rating. An AA– rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. This rating does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked). The Program is also rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”); however, because we have not sought a rating from Moody’s for this specific issuance, the Notes will not be rated by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•

Issuer Credit Risk—You will receive at least 100% of the principal amount of your Notes only if you hold your Notes to the Maturity Date (or Early Redemption Date, if applicable). Because the Notes are our senior unsecured obligations, payment of any amount at maturity, as well as each interest payment on the Notes, are subject to our ability to pay our obligations as they become due.

•

Early Redemption Risk—It is possible that we will call the Notes prior to the Maturity Date. If the Notes are redeemed prior to their Maturity Date, you may be subject to reinvestment rate risk whereby it is likely that you will be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize market value appreciation is limited by our right to call the Notes prior to the Maturity Date.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Subject to our credit risk, you will not receive less than the principal amount of the Notes if you hold the Notes to maturity; however, the Original Issue Price of the Notes includes the Underwriters’ commission and the cost of hedging our obligations under the Notes. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which the Underwriters or their affiliates will be willing to purchase Notes from you in secondary market transactions may be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•

Potential Conflicts—We and our affiliates, as well as MLPF&S or its affiliates, play a variety of roles in connection with the issuance of the Notes, and may engage in trading activities to hedge our obligations under the Notes. In performing these roles, the economic interests of our affiliates and those of MLPF&S or its affiliates are potentially adverse to your interests as an investor in the Notes.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. The Underwriters and their affiliates may make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which the Underwriters or their affiliates are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

In addition, any secondary market prices may differ from values determined by pricing models used by Barclays Capital Inc, MLPF&S or their respective affiliates as a result of underwriter discounts, mark-ups or other transaction costs. Moreover, this hedging activity may result in Barclays Capital Inc., MLPF&S or their respective affiliates, realizing a profit, even if the market value of the Notes declines.

•

Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment, and each holder will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on this approach.

We intend to take the position that, solely for purposes of determining whether the Notes are issued with “original issue discount,” we are deemed to exercise the call option prior to each interest rate step-up, and that, as a result, interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. See “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes Subject to Call or Put Options” in the prospectus supplement.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to the Underwriters and the Underwriters will agree to purchase from us, as principal, the principal amount of the Notes, and at the price that will be specified on the cover of this free writing prospectus. The final pricing terms of the Notes will be set forth in the final pricing supplement made available in connection with the sale of the Notes, which will be filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b). The Underwriters will commit to take and pay for all of the Notes, if any are taken. The Underwriters are agents under a distribution agreement with us, as described in the section of the prospectus supplement, “Plan of Distribution-Initial Offering and Sale of Securities-Distribution Agreement.”

If you place an order to purchase the Notes through MLPF&S, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

US$

BARCLAYS BANK PLC

STEP-UP FIXED RATE CALLABLE NOTES DUE FEBRUARY __, 2025

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED FEBRUARY 10, 2009, AND THE

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 14, 2009)

Barclays Capital

BofA Merrill Lynch